Exhibit (e)(19)

FIRST AMENDMENT TO

EMPLOYMENT AGREEMENT

THIS FIRST AMENDMENT TO EMPLOYMENT AGREEMENT (this “First Amendment”), is made as of April 30, 2025 (the “Effective Date”), by and between Regulus Therapeutics Inc., a Delaware corporation (the “Company”) and Joseph P. Hagan (the “Executive”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Employment Agreement (as defined below).

RECITALS

A.	The Company and the Executive have entered into that certain Employment Agreement dated January 1, 2016 (the “Employment Agreement”).

B.	The parties hereto wish to amend certain terms of the Employment Agreement.

AMENDMENT

The parties hereto hereby amend the Employment Agreement as follows, effective as of the Effective Date.

1.	Section 5.3.1. Section 5.3.1 of the Employment Agreement is hereby amended and restated as follows:

“5.3.1 Severance Payment. A payment equal to the equivalent of 18 months of the Executive’s Base Salary (the “Severance Payment”), less standard deductions and withholdings, which shall be paid in a single lump sum within five days after the effective date of the Release. For the avoidance of doubt, the Severance Payment shall relate to the Base Salary at the rate in effect during the last regularly scheduled payroll period immediately preceding the date of the termination, and prior to any reduction in Base Salary that would permit the Executive to voluntarily terminate employment for Good Reason.”

2.	Section 5.3.2. Section 5.3.2 of the Employment Agreement is hereby amended and restated as follows:

5.3.2 Health Benefits Cash Payment. On the effective date of the Release, the Company will pay to the Executive a single, lump-sum cash amount equal to (i) 229.56% multiplied by the total cost of the projected premiums for group medical, dental and vision insurance coverage (the “Health Benefits”) for a period of eighteen (18) months following the date of the Executive’s termination of employment, based on the projected premium rates for such period for continuation of coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) determined, in all cases, as of the date of the Executive’s termination of employment (1) based on the Company plans in which the Executive participates and the level of the Executive’s Health Benefits coverage as of immediately preceding the date of the Executive’s termination of employment or, if more favorable to the Executive, the level of the Executive’s Health Benefits coverage as in effect at any time during the ninety (90)-day period immediately preceding the date of a Change in Control, and (2) assuming, to the extent applicable, an increase of four percent (4%) in the applicable premium rates at the beginning of each calendar year during such twelve (12)-month period from those in effect as of the end of the previous calendar year. For the avoidance of doubt, the cash amount described in this paragraph shall be in lieu of the provision of any welfare benefits following the date of the Executive’s termination of employment and the Executive’s sole right to post-termination welfare benefits shall be those required to be made available under COBRA, the cost of which (if elected) shall be borne solely by the Executive.”

3.	Sections 5.4 and 5.4.1. Sections 5.4 and 5.4.1 of the Employment Agreement are hereby amended and restated as follows:

“5.4 Additional Change in Control Related Severance Benefits. In the event that the

Executive’s employment with the Company is terminated without Cause or the Executive resigns for Good Reason within the one month period immediately preceding or the twenty-four (24) month period immediately following the effective date of a Change in Control (such twenty-five (25) month period, the “Change in Control Protection Period”), then subject to the Executive’s delivery to the Company of an effective Release as required pursuant to Section 5.3, the Executive shall be entitled to all of the severance benefits described under Section 5.3 above, provided that:

5.4.1 The Executive shall additionally be entitled to a lump sum payment equivalent to one and one-half times (1.5x) the Executive’s target Annual Bonus that was in effect at the time of the Executive’s termination (the “Bonus Payment”). The Bonus Payment shall be subject to all standard deductions and withholdings and shall be paid in a single lump sum within five (5) days after the later of (A) the effective date of the Release, or (B) the effective date of the Change in Control (if the Executive’s termination occurs prior to the Change in Control), but in no event later than March 15 of the year following the year in which the Executive’s termination of employment occurred.”

4.	This First Amendment shall be and, as of the Effective Date, is hereby incorporated in and forms a part of, the Employment Agreement.

5.	Except as expressly provided herein, all terms and conditions of the Employment Agreement shall remain in full force and effect.

(Signature page follows)

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment as of the date first written above.

REGULUS THREAPEUTICS INC.

By:	/s/ Christopher Aker
Name:	Christopher Aker
Title:	SVP & General Counsel

EXECUTIVE

/s/ Joseph P. Hagan
Joseph P. Hagan

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